UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated October 20, 2023 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, October 20, 2023 Comisión Nacional de Valores

Re.: Telecom Argentina S.A.

Relevant Matter

Dear Sirs,

I am writing to you in my capacity as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in order to inform you that today, in connection with the financing proposal submitted on May 29, 2019 to the Inter-American Investment Corporation, acting on its own behalf and as agent of the Inter-American Development Bank (“IDB Invest”), as accepted by IDB Invest on such same date, to be disbursed in one or more tranches (as amended and/or modified, the “Financing”), the Company has received from IDB Invest two new disbursements under the Financing for (i) an amount of US$100,000,000 (U.S. dollars one hundred million), whose last amortization date for the disbursed principal occurs on June 15, 2027; and (ii) an amount of US$20,000,000 (U.S. dollars twenty million), whose last amortization date for the disbursed principal occurs on June 15, 2027.

The Financing’s proceeds will be used by the Company to finance its capital investments related to the improvement of telecommunications infrastructure in Argentina.

Sincerely,

Telecom Argentina S.A.

/s/ Luis Fernando Rial Ubago
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	October 20, 2023	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations